CARROT pass, LLC
Statements of Changes in Members' Equity
For the Years Ended December 31, 2017 and 2016
(Unaudited)

	Members' Contributions	Accumulated Deficit	Total Members' Equity
Balance, December 31, 2015	$ 408,040	$ (208,922)	$ 199,118
Members' contributions	66,676		66,676
Net loss		(21,341)	(21,341)
Balance, December 31, 2016	$ 474,716	$ (230,263)	$ 244,453
Members' contributions	84,431		84,431
Net loss		(137,701)	(137,701)
Balance, December 31, 2017	$ 559,147	$ (367,964)	$ 191,183